BIOPHARMX CORPORATION

February 11, 2019

VIA EDGAR

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Todd Schiffman

Re:BioPharmX Corporation

Registration Statement on Form S-3

Filed January 31, 2019

File No. 333-229459

Requested Date: February 13, 2019

Requested Time: 4:30 p.m. Eastern Time

Ladies and Gentlemen:

BioPharmX Corporation (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to make the above-captioned Registration Statement on Form S-3 effective at the “Requested Date” and “Requested Time” set forth above or as soon thereafter as practicable.

The Registrant hereby authorizes Robert Freedman and Michael Shaw, both of whom are attorneys with the Registrant’s outside legal counsel, Fenwick & West LLP, to orally modify or withdraw this request for acceleration.

The Registrant requests that it be notified of such effectiveness by a telephone call to Mr. Freedman at (650) 335-7292, or in his absence, Mr. Shaw at (650) 335-7842.

Sincerely,

BioPharmX Corporation

By:	/s/ David S. Tierney
David S. Tierney
President and Chief Executive Officer